AROC INC. ANNOUNCES EXTENSION OF EXPIRATION DATE OF CASH OFFER AT $.06 PER SHARE

HOUSTON, TX - June 8, 2001 - AROC Inc. (US OTC: AROC), today announced that it will extend the expiration date of its cash tender offer for all of its shares of common stock from midnight New York City time on June 12, 2001, to midnight New York City time on the later of June 26, 2001 or 10 business days from the date the revised Offer to Purchase is mailed to stockholders. The extension is required in order to address the decision by MPAC Energy, LLC, the holder of a majority of AROC's securities, to take the company private following the completion of the tender offer and to address comments received by AROC from the Securities and Exchange Commission ("SEC") to the previously filed tender offer documents. AROC will file amendments to the tender offer documents and mail additional materials to AROC stockholders as soon as possible to address the modifications to its tender offer.

AROC commenced its tender offer to purchase all outstanding shares of its common stock held by its stockholders on May 14, 2001 at a price of $.06 per share, net in cash to the sellers. At the time AROC initiated its tender offer, MPAC, the holder of more than 95% of the AROC common stock on a fully diluted basis, had not decided to pursue a transaction to take the company private. MPAC has now determined to pursue a transaction to take AROC private in which it would cause any remaining minority stockholders of the company to receive cash in the amount $.06 per share for each share of AROC common stock that they hold.

As of June 6, 2001, shareholders had tendered 5,843,037 shares of AROC common stock in connection with the tender offer. The AROC Board of Directors, based on the recommendation of a Special Committee consisting of the independent member of the Board of Directors, previously approved the tender. The Special Committee recommended stockholders accept the offer.

Stockholders of AROC should read the Tender Offer Statement on Schedule TO, which is on file with the SEC, as it contains important information about the tender offer. Investors can obtain the Tender Offer Statement on Schedule TO and other filed documents for free at the SEC's website at www.sec.gov.

AROC and its subsidiaries are independent companies whose principal activities are the exploration, development and production of oil and gas and the acquisition of producing oil and gas properties.